

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Keith Jones
Chief Financial Officer
Adeia Inc.
3025 Orchard Parkway
San Jose, CA 95134

      Re: Adeia Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed on March 1, 2023
          File No. 001-39304

Dear Keith Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Kevin Tanji